Exhibit 99.1

FOR IMMEDIATE RELEASE

51job, Inc. Reports Third Quarter 2008 Financial Results

SHANGHAI, China, November 14, 2008 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter of 2008 ended September 30, 2008.

Third Quarter 2008 Financial Highlights:
● ● ● ● ●	Total revenues of RMB209.0 million (US$30.8 million), in line with the Company’s guidance range and a
5.1% decline from Q3 2007 primarily as a result of reductions in advertisements and online recruitment activity during the Olympic Games as well as softening market demand for recruitment services
 Gross margin of 52.7% compared with 56.5% in Q3 2007
 Fully diluted earnings per common share were RMB0.50 (US$0.15 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.64 (US$0.19 per ADS), exceeding the Company’s guidance range of RMB0.38 to RMB0.48 primarily due to lower tax expense
Cash and short-term investments totaling RMB1,066.1 million (US$157.0 million) as of September 30, 2008

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “As we had expected, the recruitment market slowed in the third quarter as employers faced restrictions on normal business practices and individuals were less focused on job searches during the Olympic Games period. In addition, corporate customers moderated their hiring activities due to increasing concern about global markets and China’s economic growth.”

“Although market conditions are challenging, we believe that the HR services industry in China remains in an early stage of development and we will continue to invest in our businesses for long-term growth. With our strong debt-free balance sheet, solid cash flow generation and profitable business model, we believe we are well positioned to navigate this slowdown, capture market share from competitors and emerge with a stronger leadership position when market conditions improve,” said Mr. Yan.

Third Quarter 2008 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2008 were RMB209.0 million (US$30.8 million), a 5.1% decrease from RMB220.2 million for the same quarter in 2007.

Print advertising revenues for the third quarter of 2008 decreased 27.1% to RMB83.2 million (US$12.2 million) compared with RMB114.1 million for the same quarter in 2007. The decline was primarily the result of a reduction in advertisements during the Olympic Games period, decrease in customer demand and lower average revenue per page. Print advertising prices charged in each city were generally unchanged year-over-year, but average revenue per page in the third quarter of 2008 decreased 23.4% over the same quarter in 2007 due to a greater proportion of advertising volume coming from lower priced cities. The estimated number of print advertising pages generated in the third quarter of 2008 was 4,204 compared with 4,419 pages in the same quarter in 2007.

Online recruitment services revenues for the third quarter of 2008 were RMB77.7 million (US$11.4 million), a 6.4% increase from RMB73.0 million for the same quarter of the prior year. The increase was attributable to a greater number of employers using the Company’s online services and higher average revenue per unique employer, but third quarter growth was partially offset by a decrease in online recruitment activity during the Olympic Games period and a slowdown in customer demand. Unique employers using the Company’s online recruitment services increased 4.8% to 62,023 in the third quarter of 2008 compared with 59,177 in the same quarter of the prior year.

Executive search revenues for the third quarter of 2008 decreased 18.0% to RMB2.9 million (US$0.4 million) from RMB3.6 million for the same quarter in 2007 due to fewer candidate assignments. For the third quarter of 2008, other human resource related revenues increased 53.1% to RMB45.3 million (US$6.7 million) from RMB29.6 million in the third quarter of 2007 due principally to a greater demand for human resource outsourcing services and corporate training courses.

Gross profit for the third quarter of 2008 was RMB104.3 million (US$15.4 million) compared with RMB117.8 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, decreased to 52.7% in the third quarter of 2008 compared with 56.5% in the same quarter in 2007 due primarily to an increase in staff and labor costs.

Operating expenses for the third quarter of 2008 were RMB82.3 million (US$12.1 million) compared with RMB82.4 million for the same quarter of 2007. Operating expenses as a percentage of net revenues were 41.6% for the third quarter of 2008 compared with 39.5% for the third quarter of 2007. Excluding share-based compensation expense, operating expenses as a percentage of net revenues were 38.9% in the third quarter of 2008 compared with 36.3% in the third quarter of 2007.

Sales and marketing expenses for the third quarter of 2008 were RMB49.4 million (US$7.3 million) compared with RMB50.5 million for the same quarter of the prior year as lower advertising and promotion expenses were partially offset by increased labor costs from staff additions and higher wage levels compared to the third quarter of 2007.

General and administrative expenses for the third quarter of 2008 were RMB32.8 million (US$4.8 million) compared with RMB31.9 million in the third quarter of 2007 due primarily to higher office expenses and labor costs, which were partially offset by lower share-based compensation expense.

Income from operations for the third quarter of 2008 decreased 37.6% to RMB22.1 million (US$3.3 million) from RMB35.4 million for the same quarter of the prior year. Other income increased in the third quarter of 2008 and included financial subsidies of RMB2.8 million (US$0.4 million).

During the third quarter, the relevant local tax authority in Shanghai’s New Pudong Area permitted the Company’s subsidiaries in Pudong to be subject to a lower tax rate of 18% compared to the previous 25% for calendar year 2008. It also allowed the Company to apply certain tax loss carryforwards that could not previously be utilized. The cumulative impact of these tax changes resulted in a decrease in the effective tax rate to 7.4% in the third quarter of 2008 compared with 31.2% in the third quarter of the prior year.

Net income for the third quarter of 2008 increased 6.0% to RMB28.3 million (US$4.2 million) from RMB26.7 million for the same quarter in 2007. Fully diluted earnings per common share for the third quarter of 2008 were RMB0.50 (US$0.07) compared with RMB0.47 for the same quarter in 2007. Fully diluted earnings per ADS for the third quarter of 2008 were RMB1.00 (US$0.15) compared with RMB0.94 in the third quarter of 2007.

In the third quarter of 2008, the Company recognized total share-based compensation expense of RMB6.5 million (US$1.0 million) compared with RMB8.1 million in the third quarter of 2007. The Company also recognized a foreign currency translation loss of RMB1.5 million (US$0.2 million) in the third quarter of 2008 compared with a translation loss of RMB3.7 million in the third quarter of 2007 resulting from the appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted net income for the third quarter of 2008 decreased 5.7% to RMB36.3 million (US$5.3 million) from RMB38.5 million for the third quarter of 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB0.64 (US$0.09) in the third quarter of 2008 compared with RMB0.68 in the third quarter of 2007. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2008 were RMB1.28 (US$0.19) compared with RMB1.36 in the third quarter of 2007.

Nine Months 2008 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2008 were RMB664.2 million (US$97.8 million), an increase of 5.3% from RMB630.7 million in the comparable period in 2007. Income from operations for the nine months ended September 30, 2008 decreased 24.4% to RMB90.9 million (US$13.4 million) from RMB120.3 million for the same period last year.

Net income for the first nine months of 2008 decreased 22.3% to RMB69.8 million (US$10.3 million) from RMB89.9 million for the same period in 2007. Fully diluted earnings per common share for the first nine months of 2008 were RMB1.23 (US$0.18) from RMB1.59 in the comparable period in 2007. Fully diluted earnings per ADS for the first nine months of 2008 were RMB2.46 (US$0.36) compared with RMB3.18 in the same period in 2007.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the nine months ended September 30, 2008 decreased 12.0% to RMB108.2 million (US$15.9 million) from RMB122.9 million for the nine months ended September 30, 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB1.91 (US$0.28) in first nine months of 2008 compared with RMB2.17 in the same period in 2007. Non-GAAP adjusted fully diluted earnings per ADS in the first nine months of 2008 were RMB3.81 (US$0.56) compared with RMB4.34 in the same period in 2007.

As of September 30, 2008, the Company had cash and short-term investments of RMB1,066.1 million (US$157.0 million), an increase from RMB1,007.5 million at December 31, 2007 and RMB1,040.6 million at June 30, 2008.

Business Outlook

The fourth quarter is a seasonally weak period for recruitment and the Company expects that existing economic concerns will further slow hiring activity by employers this year. For the fourth quarter of 2008, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB185 million to RMB195 million (US$27.2 million to US$28.7 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2008 is in the estimated range of RMB0.20 to RMB0.30 per common share (US$0.06 to US$0.09 per ADS). The Company expects aggregate share-based compensation expense in the fourth quarter of 2008 to be approximately RMB7 million to RMB8 million (US$1.0 million to US$1.2 million).

Other Company News

On September 30, 2008, the Company announced that its Board of Directors and shareholders had approved a share repurchase program at the 2008 Annual General Meeting of Members. Under the program, the Company is authorized to repurchase up to US$25 million worth of outstanding ADSs from time to time depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The Company did not repurchase any ADSs in the third quarter of 2008.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.7899 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 30, 2008.

Conference Call Information

Management of 51job will host a conference call at 7:00 a.m. Eastern Time on November 14, 2008 (8:00 p.m. Shanghai / Hong Kong time zone on November 14, 2008) to discuss third quarter 2008 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-888-299-7210 (+1-719-325-2213 for international callers) and provide the passcode 4987023. An audio replay of the conference call will be available three hours after completion through November 21, 2008, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 4987023.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2008, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2008; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2008 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	September 30,
	2007	September 30, 2008	September 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	114,065	83,163	12,248
Online recruitment services	73,018	77,663	11,438
Executive search	3,592	2,945	434
Other human resource related revenues	29,558	45,252	6,664
Total revenues	220,233	209,023	30,784
Less: Business and related tax	(11,777)	(11,257)	(1,658)
Net revenues	208,456	197,766	29,126
Cost of services (Note 2)	(90,657)	(93,445)	(13,762)
Gross profit	117,799	104,321	15,364
Operating expenses:
Sales and marketing (Note 3)	(50,548)	(49,437)	(7,281)
General and administrative (Note 4)	(31,866)	(32,817)	(4,833)
Total operating expenses	(82,414)	(82,254)	(12,114)
Income from operations	35,385	22,067	3,250
Loss from foreign currency translation	(3,700)	(1,533)	(226)
Interest and investment income	6,479	7,151	1,053
Other income	592	2,863	422
Income before provision for income tax	38,756	30,548	4,499
Income tax expense	(12,078)	(2,262)	(333)
Net income	26,678	28,286	4,166
Earnings per share:
Basic	0.47	0.50	0.07
Diluted	0.47	0.50	0.07
Earnings per ADS (Note 5):
Basic	0.95	1.00	0.15
Diluted	0.94	1.00	0.15
Weighted average number of common shares outstanding:
Basic	56,305,902	56,643,124	56,643,124
Diluted	56,649,983	56,728,877	56,728,877

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,300 and RMB1,192 (US$176) for the three months ended September 30, 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB1,119 and RMB1,023 (US$151) for the three months ended September 30, 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB5,698 and RMB4,252 (US$625) for the three months ended September 30, 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Nine Months Ended
	September 30,
	2007	September 30, 2008	September 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	335,191	299,535	44,115
Online recruitment services	205,806	239,380	35,255
Executive search	12,120	11,600	1,708
Other human resource related revenues	77,546	113,691	16,744
Total revenues	630,663	664,206	97,822
Less: Business and related tax	(33,655)	(34,073)	(5,018)
Net revenues	597,008	630,133	92,804
Cost of services (Note 2)	(259,583)	(286,608)	(42,211)
Gross profit	337,425	343,525	50,593
Operating expenses:
Sales and marketing (Note 3)	(126,556)	(157,036)	(23,128)
General and administrative (Note 4)	(90,585)	(95,583)	(14,077)
Total operating expenses	(217,141)	(252,619)	(37,205)
Income from operations	120,284	90,906	13,388
Loss from foreign currency translation	(10,737)	(18,369)	(2,705)
Interest and investment income	17,875	20,207	2,976
Other income	962	2,814	414
Income before provision for income tax	128,384	95,558	14,073
Income tax expense	(38,520)	(25,713)	(3,786)
Net income	89,864	69,845	10,287
Earnings per share:
Basic	1.60	1.23	0.18
Diluted	1.59	1.23	0.18
Earnings per ADS (Note 5):
Basic	3.20	2.47	0.36
Diluted	3.18	2.46	0.36
Weighted average number of common shares outstanding:
Basic	56,219,231	56,580,854	56,580,854
Diluted	56,605,906	56,726,136	56,726,136

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB3,652 and RMB3,354 (US$494) for the nine months ended September 30, 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB3,141 and RMB2,883 (US$425) for the nine months ended September 30, 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB15,533 and RMB13,727 (US$2,021) for the nine months ended September 30, 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30,
	2007	September 30, 2008	September 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	38,756	30,548	4,499
Add back: Share-based compensation expense	8,117	6,467	952
Add back: Loss from foreign currency translation	3,700	1,533	226
Non-GAAP income before provision for income tax	50,573	38,548	5,677
Non-GAAP income tax expense	(12,080)	(2,262)	(333)
Non-GAAP adjusted net income	38,493	36,286	5,344
Non-GAAP adjusted earnings per share:
Basic	0.68	0.64	0.09
Diluted	0.68	0.64	0.09
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.37	1.28	0.19
Diluted	1.36	1.28	0.19
Weighted average number of common shares outstanding:
Basic	56,305,902	56,643,124	56,643,124
Diluted	56,649,983	56,728,877	56,728,877

	For the Nine Months Ended
	September 30,
	2007	September 30, 2008	September 30, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	128,384	95,558	14,073
Add back: Share-based compensation expense	22,326	19,964	2,940
Add back: Loss from foreign currency translation	10,737	18,369	2,705
Non-GAAP income before provision for income tax	161,447	133,891	19,718
Non-GAAP income tax expense	(38,529)	(25,726)	(3,789)
Non-GAAP adjusted net income	122,918	108,165	15,929
Non-GAAP adjusted earnings per share:
Basic	2.19	1.91	0.28
Diluted	2.17	1.91	0.28
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.37	3.82	0.56
Diluted	4.34	3.81	0.56
Weighted average number of common shares outstanding:
Basic	56,219,231	56,580,854	56,580,854
Diluted	56,605,906	56,726,136	56,726,136

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2007	2008	2008
(In thousands, except number of shares)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,007,520	890,462	131,145
Short-term investments	—	175,600	25,862
Accounts receivable (net of allowance of RMB3,879 and RMB3,430 as of December 31, 2007 and September 30, 2008, respectively)	29,706	25,663	3,780
Prepayments and other current assets	33,132	54,496	8,026
Deferred tax assets, current	4,930	3,050	449
Total current assets	1,075,288	1,149,271	169,262
Long-term investments	8,788	15,889	2,340
Property and equipment	205,984	208,790	30,750
Intangible assets	6,869	5,176	762
Other long-term assets	5,031	5,852	862
Deferred tax assets, non-current	1,206	2,514	370
Total assets	1,303,166	1,387,492	204,346
LIABILITIES
Current liabilities:
Accounts payable	9,804	14,234	2,096
Salary and employee related accrual	29,064	23,256	3,425
Taxes payable	33,498	12,398	1,826
Advance from customers	75,535	98,215	14,465
Other payables and accruals	28,214	19,843	2,922
Total current liabilities	176,115	167,946	24,734
Deferred tax liabilities, non-current	516	652	96
Total liabilities	176,631	168,598	24,830
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,519,471 and 56,646,725 shares issued and outstanding as of December 31, 2007 and September 30, 2008, respectively)	47	47	7
Additional paid-in capital	894,019	916,118	134,924
Statutory reserves	5,991	5,991	882
Other comprehensive gain	680	1,095	161
Retained earnings	225,798	295,643	43,542
Total shareholders’ equity	1,126,535	1,218,894	179,516
Total liabilities and shareholders’ equity	1,303,166	1,387,492	204,346

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7899 on September 30, 2008 in The City of
New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.